May 15, 2013	Mayer Brown LLP 700 Louisiana Street Suite 3400 Houston, Texas 77002-2730 Main Tel +1 713 238 3000 Main Fax +1 713 238 4888 www.mayerbrown.com

Via Edgar Ms. Anne Nguyen Parker Mr. Kevin Dougherty U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Kirk Tucker Direct Tel +1 713 238 2500 ktucker@mayerbrown.com

Re:	Emerald Oil, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 19, 2013
File No. 1-35097

Dear Ms. Parker and Mr. Dougherty:

On behalf of, Emerald Oil, Inc., a Montana corporation (the “Company”), we hereby submit this letter with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule 14A on April 19, 2013 relating to the Company’s upcoming annual meeting of shareholders.

This letter responds to the May 7, 2013 letter that the staff (the “Staff”) of the Commission provided in respect of the Proxy Statement. For your convenience, the Staff’s comment is reproduced in bold type and is followed by the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Proxy Statement.

Preliminary Proxy Statement

Proposal 2, page 32

1.	As part of proposal 2, you are asking shareholders to approve the issuance of additional shares of Series A preferred stock and PIK warrants for payment of the Series A perpetual preferred stock dividends. As you are seeking the authorization to issue preferred stock with a present intent to issue, financial statements appear material for the exercise of prudent judgment. Please revise to provide the financial statements required by Item 13 of Schedule 14A. See Items 11 and 13 of Schedule 14A, as well as Instruction 1 to Item 13.

Ms. Anne Nguyen Parker

Mr. Kevin Dougherty

May 15, 2013

Response:

The Company does not have any present intent to issue additional shares of Series A Perpetual Preferred Stock and PIK Warrants for payment of the Series A Perpetual Preferred Stock dividends and currently expects to pay all dividends on the Series A Perpetual Preferred Stock in cash when they become due and payable. In the event the Company issues shares of Series A Perpetual Preferred Stock and PIK Warrants for dividends, it can only do so through March 31, 2015. The number of shares that may be issued in the Company’s opinion would be immaterial to the Company’s capitalization of 25.9 million common shares. The dividend rate on the Series A Perpetual Preferred Stock is 10% per annum or $5,000,000. Future issuance of Series A Perpetual Preferred Stock and PIK Warrants would be limited to approximately 50,000 shares of Series A Perpetual Preferred Stock and approximately 500,000 PIK Warrants per year and 100,000 shares of Series A Perpetual Preferred Stock and approximately 1 million PIK Warrants through March 31, 2015, when the PIK option expires.

It is the Company’s view that since it does not have the present intent to issue additional shares of Series A Perpetual Preferred Stock or PIK Warrants, or should it decide to, such additional shares are deemed immaterial to the capitalization of the Company, and the financial statements set forth by Item 13 of Schedule 14A are not required for the shareholders of the Company to exercise prudent judgment in determining whether or not to authorize proposal 2.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (713) 238-2500.

Sincerely,

/s/ Kirk Tucker

Kirk Tucker

KT:mas

cc:	Via E-mail
McAndrew Rudisill, Emerald Oil, Inc.